Exhibit 3.1

STATEMENT WITH RESPECT TO SHARES

OF

7.125% SERIES A FIXED-RATE NON-CUMULATIVE PERPETUAL

PREFERRED STOCK

CNB Financial Corporation (the “Corporation”), a corporation organized and existing under the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”) does hereby certify that, pursuant to authority conferred upon the Corporation’s Board of Directors (the “Board of Directors”) by the Corporation’s Second Amended and Restated Articles of Incorporation (the “Charter”) and pursuant to Section 1522 of the BCL, a duly authorized committee of the Board of Directors (the “Pricing Committee”), pursuant to resolutions duly adopted by the Board of Directors (i) at a meeting of the Board of Directors on July 20, 2020 and (ii) by unanimous written consent on August 20, 2020, the Pricing Committee duly adopted the following resolution by unanimous written consent on August 20, 2020, which resolution remains in full force and effect as of the date hereof, (i) establishing and designating a new series of the Corporation’s previously authorized preferred stock, no par value per share, and (ii) setting and determining the designations, preferences, limitations and relative rights of 60,375 shares of 7.125% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock of the Corporation, as follows:

RESOLVED, that pursuant to the provisions of the Charter and the Bylaws of the Corporation and applicable law, the Pricing Committee, duly authorized on behalf of the Board of Directors, hereby authorizes and establishes a series of 60,375 shares of Preferred Stock designated as the 7.125% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock, no par value per share (the “Series A Preferred Stock”), which series shall have the following specified designations, preferences, limitations and relative rights, including voting rights:

(1) DEFINITIONS. When used in this Statement with Respect to Shares, the following terms and phrases have the indicated meanings:

(a) “Board of Directors” means the board of directors of the Corporation or any committee thereof duly authorized to act on behalf of such board of directors.

(b) “Business Day” means any day other than a Saturday, Sunday or any other day on which banks in New York, New York are generally required or authorized by law to be closed.

(c) “Bylaws” means the Second Amended and Restated Bylaws of the Corporation, as may be amended from time to time.

(d) “Common Stock” means the common stock, no par value per share, of the Corporation.

(e) “Corporation” means CNB Financial Corporation, a Pennsylvania corporation.

(f) “Dividend Rate” has the meaning set forth in Section 4(b).

(g) “Dividend Payment Date” has the meaning set forth in Section 4(b).

(h) “Dividend Period” has the meaning set forth in Section 4(b).

(i) “DTC” means The Depository Trust Company and its successors or assigns.

(j) “Effective Date” means the date on which shares of the Series A Preferred Stock are first issued.

(k) “Federal Reserve” means the Board of Governors of the Federal Reserve System and its delegates.

(l) “Holder” means the Person in whose name any shares of the Series A Preferred Stock are registered, which may be treated by the Corporation, the Transfer Agent, the Registrar and any paying agent as the absolute owner of those shares of Series A Preferred Stock for the purpose of making payment and for all other purposes.

(m) “Junior Securities” has the meaning set forth in Section 3.

(n) “Liquidation Amount” has the meaning set forth in Section 6(a).

(o) “Officer” means the chief executive officer, president, chief financial officer, chief accounting officer, treasurer, any vice president, the secretary or any assistant secretary of the Corporation.

(p) “Original Issue Date” means the first date on which any share of Series A Preferred Stock is issued and outstanding.

(q) “Parity Securities” has the meaning set forth in Section 3.

(r) “Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

(s) “Preferred Stock” shall mean the authorized preferred stock, no par value per share, of the Corporation.

(t) “Preferred Stock Directors” has the meaning set forth in Section 8(a).

(u) “Record Date” has the meaning set forth in Section 4(b).

(v) “Registrar” shall mean the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

(w) “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock; (ii) any proposed change in those laws or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of the shares of the Series A Preferred Stock then outstanding as “Additional Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy guidelines of Federal Reserve Regulation Q, 12 C.F.R. Part 217 (or, as and if applicable, the successor capital adequacy guidelines or regulations of the Federal Reserve or the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of the Series A Preferred Stock is outstanding.

(x) “Statement with Respect to Shares” means this Statement with Respect to Shares and, upon any restatement of the Charter, shall mean the terms of the Series A Preferred Stock as set forth in Article Fourth of the Charter.

(y) “Transfer Agent” means American Stock Transfer & Trust Company, LLC acting as the Transfer Agent and the Registrar for the Series A Preferred Stock, and its successors and assigns, including any successor transfer agent appointed by the Corporation.

(2) CHANGE IN NUMBER OF SHARES. The authorized number of shares of Series A Preferred Stock may be increased or may be decreased (but not below the number of shares of Series A Preferred Stock then outstanding) from time to time by the Board of Directors. Shares of outstanding Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(3) RANK. The Series A Preferred Stock will rank, with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up, (1) on a parity with each class or series of Preferred Stock that the Corporation may issue in the future the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution of the Corporation (collectively, the “Parity Securities”) and (2) senior to the Common Stock and each other class or series of Preferred Stock the Corporation may issue in the future the terms of which do not expressly provide that it ranks on a parity with or senior to the Series A Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Corporation (the “Junior Securities”).

(4) DIVIDENDS.

(a) From and after the Effective Date, Holders shall be entitled to receive, when, as and if authorized and declared by the Board of Directors of the Corporation, out of legally available funds, on a non-cumulative basis, cash dividends in the amount determined as set forth in Section 4(b), and no more.

(b) Subject to Section 4(a), Holders shall be entitled to receive non-cumulative cash dividends at a rate equal to (i) 7.125% (the “Dividend Rate”) per annum on the Liquidation Amount for each share of the Series A Preferred Stock from the Original Issue Date for that share computed in accordance with Section 4(d) and payable quarterly in arrears on the first day of each of March, June, September and December, commencing on December 1, 2020 (each such date, subject to adjustment as provided below, a “Dividend Payment Date”). Each dividend will be payable to Holders of record as they appear in the records of the Corporation at the close of business on the 15th day of the month preceding the month in which the relevant Dividend Payment Date occurs or such other date, not exceeding 30 days before the applicable Dividend Payment Date, as shall be fixed by the Board of Directors (each, a “Record Date”). Each period from and including a Dividend Payment Date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period,” except that the initial Dividend Period will commence on and include the Effective Date and will end on and exclude December 1, 2020.

(c) If a day that would otherwise be a Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date but dividends on the Series A Preferred Stock, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of the Series A Preferred Stock).

(d) The amount of the dividend computed per share of Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upwards. Dividends on the Series A Preferred Stock shall cease to accrue on the redemption date, if any, as described in Section 5, unless the Corporation defaults in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption.

(e) Dividends on the Series A Preferred Stock are non-cumulative. If the Board of Directors does not authorize and declare a dividend on the Series A Preferred Stock or if the Board of Directors authorizes and declares less than a full dividend in respect of any Dividend Period, the Holders will have no right to receive any dividend or a full dividend, as the case may be, for the applicable Dividend Period, and the Corporation will have no obligation to pay a dividend or to pay full dividends for that Dividend Period, whether or not dividends are authorized, declared and paid for any future Dividend Period with respect to the Series A Preferred Stock or the Common Stock or any other class or series of Preferred Stock.

(f) If full dividends on all outstanding shares of the Series A Preferred Stock for the most recently completed Dividend Period have not been authorized, declared, and paid or set aside for payment, the Corporation shall not declare or pay dividends with respect to, or redeem, purchase or acquire any of, its Junior Securities during the next succeeding Dividend Period, other than:

(i)	dividends payable solely in Junior Securities;

(ii)

redemptions, purchases or other acquisitions of Junior Securities in connection with any benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan;

(iii)

any declaration of a dividend in connection with any shareholders’ rights plan, including with respect to any successor shareholders’ rights plan, or the issuance of rights, stock or other property under any shareholders’ rights plan, including with respect to any successor shareholders’ rights plan, or the redemption or repurchase of rights pursuant thereto; and

(iv)	conversions into or exchanges for other Junior Securities and cash solely in lieu of fractional shares of the Junior Securities.

If dividends for any Dividend Payment Date are not paid in full on the shares of the Series A Preferred Stock and there are issued and outstanding shares of Parity Securities with the same Dividend Payment Date, then all dividends declared on shares of the Series A Preferred Stock and such Parity Securities on such date shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full dividends (or equivalent) per share on the shares of the Series A Preferred Stock and all such Parity Securities otherwise payable on such Dividend Payment Date (subject to their having been authorized and declared by the Board of Directors out of legally available funds and including, in the case of any such Parity Securities that bear cumulative dividends, all accrued but unpaid dividends) bear to each other.

(g) Payments of cash for dividends will be delivered to Holders or, if any interests in the Series A Preferred Stock are held through depositary shares, through the processes set by the depositary.

(h) Notwithstanding anything to the contrary contained herein, no dividends on shares of Series A Preferred Stock shall be authorized and declared by the Board of Directors or paid by the Corporation (i) if such dividend is restricted or prohibited by law, or (ii) if the Corporation has, with respect to payment of such dividend, not received any requisite regulatory approval.

(5) REDEMPTION.

(a) The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Series A Preferred Stock is not redeemable prior to September 1, 2025. On and after that date, Series A Preferred Stock will be redeemable at the option of the Corporation, in whole or in part, for cash at a redemption price equal to $1,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of undeclared dividends, on any Dividend Payment Date. Holders of Series A Preferred Stock will have no right to require the redemption or repurchase of Series A Preferred Stock. Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation, at its option, may redeem, all (but not less than all) of the shares of the Series A Preferred Stock at the time outstanding, at a redemption price equal to $1,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends. Redemption or repurchase of Series A Preferred Stock is subject to receipt of prior approval of the Federal Reserve (or another successor bank regulatory authority that may become the Corporation’s appropriate federal banking agency as defined in 12 U.S.C. § 1813, as amended) and any other applicable banking regulators and to the satisfaction of any conditions set forth in the capital standards, guidelines or regulations of the Federal Reserve (or another successor bank regulatory authority that may become the Corporation’s appropriate federal banking agency) applicable to redemption of the Series A Preferred Stock.

(b) If shares of Series A Preferred Stock are to be redeemed, the notice of redemption shall be given by first-class mail to the Holders of the shares of Series A Preferred Stock to be redeemed, mailed not less than 15 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if any depositary shares representing proportional interests in the Series A Preferred Stock are held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares of Series A Preferred Stock held by a Holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such Holder; (iii) the redemption price; (iv) the place or places where the certificates representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been deposited in trust by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Series A Preferred Stock will terminate, except the right to receive the redemption price plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends. Any notice of redemption, once given, shall be irrevocable.

(c) In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected either pro rata, by lot or in such other manner as the Corporation may determine to be equitable and permitted by the Nasdaq Global Select Market (or the rules of any other stock exchange on which the Series A Preferred Stock is listed).

(6) LIQUIDATION.

(a) In the event the Corporation voluntarily or involuntarily liquidates, dissolves or winds up, the Holders at the time shall be entitled to receive liquidating distributions in the amount of $1,000 per share of Series A Preferred Stock (the “Liquidation Amount”), plus an amount equal to any authorized and declared but unpaid dividends thereon to and including the date of such liquidation, without accumulation of any undeclared dividends, out of assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to the holders of the Common Stock or any other Junior Securities. After payment of the full amount of such liquidating distributions, the Holders will not be entitled to any further participation in any distribution of assets by, and shall have no right or claim to any remaining assets of, the Corporation.

(b) In the event the assets of the Corporation available for distribution to shareholders upon any liquidation, dissolution or winding-up of the affairs of the Corporation, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any Parity Securities, Holders and the holders of such Parity Securities shall share ratably in any distribution of assets of the Corporation in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

(c) The Corporation’s merger with or into any other entity, the merger of any other entity with or into the Corporation, the conversion of the Corporation into another entity or the sale of all or substantially all of the Corporation’s property or business will not constitute its liquidation, dissolution or winding up.

(d) In determining whether a distribution (other than upon voluntary or involuntary winding up of the Corporation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the BCL, amounts that would be needed, if the Corporation were to be wound up at the time of the distribution, to satisfy the preferential rights upon winding up of Holders of shares of Series A Preferred Stock shall not be added to the Corporation’s total liabilities in determining the Corporation’s net assets.

(7) MATURITY. The Series A Preferred Stock shall be perpetual.

(8) VOTING RIGHTS. The holders of Series A Preferred Stock shall not have any voting rights except as set forth below or as otherwise specifically required by the BCL.

(a) Right to Elect Two Directors upon Nonpayment Events. (i) If and when the dividends on the Series A Preferred Stock or on any other class or series of the Corporation’s Parity Securities that has voting rights equivalent to those of the Series A Preferred Stock, have not been authorized, declared and paid in full for at least six quarterly Dividend Periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting the Board of Directors will be automatically increased by two. Holders of Series A Preferred Stock and the holders of all other classes and series of Parity Securities upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two additional directors, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be entitled to elect the two additional members of the Board of Directors (the “Preferred Stock Directors”) at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of Series A Preferred Stock and any Parity Securities for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause the Corporation to violate the applicable corporate governance requirement of the Nasdaq Global Select Market (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors. In addition, the Board of Directors shall at no time have more than two Preferred Stock Directors.

(i)

At any time after this voting power has vested as described above, the Corporation’s Secretary may, and upon the written request of holders of record of at least 20% of the outstanding shares of Series A Preferred Stock and such Parity Securities (addressed to the Secretary at the Corporation’s principal office) must call a special meeting of the holders of Series A Preferred Stock and such Parity Securities for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in the Bylaws for a special meeting of the shareholders, which the Corporation will provide upon request, or as required by law. If the Corporation’s Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any Holder of shares of Series A Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as provided in this Section 8, and for that purpose will have access to the Corporation’s stock books. The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation’s shareholders and until their successors are duly elected and qualified unless such directorships have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by the Board of Directors to serve until the next annual meeting of the shareholders and until his or her successor is duly elected and qualified upon the nomination by the remaining Preferred Stock Director or if none remains in office, by the vote of the holders of record of the outstanding shares of Series A Preferred Stock and all Parity Securities, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(ii)

Whenever full dividends have been paid or set aside for payment on the Series A Preferred Stock and any non-cumulative Parity Securities for at least one year and all dividends on any cumulative Parity Securities have been paid in full, then the right of the Holders of Series A Preferred Stock and the holders of any Parity Securities to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting the Board of Directors will be automatically reduced accordingly.

(b) Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by the Charter, the Bylaws or the BCL, the vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock and any class or series of Parity Securities upon which like voting rights have been conferred and are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i)

Certain Charter Amendments. Any amendment of the Charter to authorize, or increase the authorized amount of, any shares of any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or distribution of assets on the Corporation’s liquidation, dissolution or winding-up; as well as any amendment of the Charter or Bylaws that would alter or change the voting powers, limitations, preferences or relative rights of the Series A Preferred Stock so as to affect them adversely; provided that the amendment of the Charter so as to authorize or create, or to increase the authorized amount of, any shares of any class or series, or any securities convertible into shares of any class or series, of stock of the Corporation ranking on a parity with or junior to the Series A Preferred Stock with respect to dividends and in the distribution of assets on the Corporation’s liquidation, dissolution or winding-up, shall not be deemed to adversely affect the voting powers, limitations, preferences or relative rights of the Series A Preferred Stock; or

(ii)

Certain Mergers. Any merger of the Corporation with or into any entity other than a corporation (or comparable foreign entity), or any merger of the Corporation with or into any corporation (or comparable foreign entity) unless the Corporation is the surviving corporation in such merger and the Series A Preferred Stock remains outstanding.

(c) Sections 8(a) and (b) shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust by the Corporation for the benefit of Holders of Series A Preferred Stock to effect the redemption.

(d) Except as expressly provided in this Section 8, each Holder of Series A Preferred Stock will have one vote per share on any matter on which Holders of Series A Preferred Stock are entitled to vote, including any action by written consent. The Holders of the Series A Preferred Stock shall have exclusive voting rights on any amendment to this Statement with Respect to Shares that would alter only the contract rights, as expressly set forth in this Statement with Respect to Shares, of the Series A Preferred Stock, to the fullest extent permitted by the BCL.

(9) TRANSFER AGENT, REGISTRAR AND PAYING AGENT. The duly appointed Transfer Agent and Registrar for the Series A Preferred Stock shall initially be American Stock Transfer & Trust Company, LLC, and the paying agent for the Series A Preferred Stock shall initially be American Stock Transfer & Trust Company, LLC. The Corporation may, in its sole discretion, remove the Transfer Agent, Registrar, and paying agent; provided that the Corporation shall appoint a successor Transfer Agent, Registrar and paying agent who shall accept such appointment prior to the effectiveness of such removal.

(10) NOTICES. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Statement with Respect to Shares) with postage prepaid, addressed: (i) if to the Corporation, to the principal executive office of the Corporation or to the Transfer Agent at its principal office in the United States of America, or other agent of the Corporation designated as permitted by this Statement with Respect to Shares, or (ii) if to any Holder or any holder of shares of Common Stock, as the case may be, to such Holder or holder at the address of such Holder or holder as listed in the share transfer records of the Corporation (which may include the records of any transfer agent for the Series A Preferred Stock or the Common Stock, as the case may be), or (iii) to such other address as the Corporation or any such Holder or holder, as the case may be, shall have designated by notice similarly given.

(11) NO PREEMPTIVE RIGHTS. No share of Series A Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

(12) OTHER RIGHTS. The shares of Series A Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.

RESOLVED, that this Statement with Respect to Shares shall become effective at 8:00 A.M., Eastern Time, on August 25, 2020.

* * * * *

The resolution set forth above has been duly adopted by all necessary action on the part of the Corporation.

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IN WITNESS WHEREOF, the Corporation has caused this Statement with Respect to Shares to be duly executed in its name and on its behalf on this 21st day of August, 2020.

CNB FINANCIAL CORPORATION

By:	/s/ Joseph B. Bower, Jr.
Name:	Joseph B. Bower, Jr.
Title:	President and Chief Executive Officer

[Signature Page to Statement with Respect to Shares]